SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN POSTS RECORD NET INCOME OF R$ 1.7 BILLION IN THE 1H07
EBITDA REACHES R$ 2.3 BILLION

São Paulo, August 14, 2007

Companhia Siderúrgica Nacional - CSN (BOVESPA: CSNA3; NYSE: SID) announces today its results for the second quarter (2Q07) and first half of 2007 (1H07), in accordance with Brazilian accounting principles and denominated in Brazilian Reais (R$). All comments presented herein refer to the Company’s consolidated results and comparisons refer to the second quarter (2Q06) and first half of 2006 (1H06), unless otherwise stated. On June 29, 2007, the Real/US Dollar exchange rate was R$ 1.926.

Main Highlights

- CSN recorded Net Income of R$ 1.7 billion in the first half of 2007, 129% more than in the 1H06 and a new six-month record. Net Income in the 2Q07 totaled R$ 952 million, 25% higher than the 1Q07 and 133% up year-on-year;

- Net Revenue of R$ 2.97 billion in the 2Q07 was also a new quarterly record.

- Thanks to the resumption of full production capacity in the Presidente Vargas Steelworks, crude steel output moved up from 0.4 million tonnes in the 2Q06 to 1.3 million tonnes in the 2Q07, a massive increase of 240%. Rolled-steel production came to 1.3 million tonnes in the 2Q07, 60% up on the 2Q06 and 11% more than in the previous quarter.

- Second-quarter steel product sales volume totaled 1.42 million tonnes, representing growth of 19% over the 1Q07 and 53% over the 2Q06. First-half sales volume moved up 36% year-on-year.

- Chiefly due to heated demand in the 2Q07, period sales volume on the domestic market climbed 27% over the previous three months to 911,000 tonnes, a new second-quarter record. In comparison with the 2Q06, volume increased by 33%. Second-quarter exports totaled 512,000 tonnes, 8% up in the 1Q07.

- Also in the 2Q07, CSN expanded its share of the domestic market to 35%, led by the construction, distribution and auto-parts sectors, with an above-market growth, in line with the Company’s strategy of strengthening local market supply;

- CSN’s average slab production cost in 2007, despite the 11.0% appreciation of the Brazilian Real in the last 12 months, remained at around US$ 260/t, once again positioning CSN as one of the most competitive and profitable producers in the global steel industry;

On 06/29/2007:	Investor Relations Team
• Bovespa: CSNA3 R$ 99.005/share	- IR Officer: José Marcos Treiger - (+55 11) 3049-7511
• NYSE: SID US$ 51.72/ADR (1 ADR = 1 share)	- Manager: David Moise Salama - (+55 11) 3049-7588
• Total shares = 272,067,946	- Specialist: Claudio Pontes - (+55 11) 3049-7592
• Market Cap: R$ 27.1 billion / US$ 14.1 billion	- Analyst: Priscila Kurata – (+55 11) 3049-7526
invrel@csn.com.br

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- The Company recorded EBITDA of R$ 1.28 billion in the 2Q07, 26% above the 1Q07 figure, accompanied by an EBITDA margin of 43%. In June 2007, the parent company recorded an EBITDA margin of 52.5% , one of the highest in its history.

- Net debt fell from close to R$ 6.0 billion, at the end of the 1Q07, to R$ 5.5 billion at the close of the 2Q07. As a result, the Net Debt/EBITDA continued on the downward trajectory in place since 2006, falling from 1.74x, in December 2006, to 1.29x at the end of June 2007;

- On July 20, 2007, Nacional de Minérios (NAMISA), a wholly-owned CSN mining subsidiary, acquired Companhia de Fomento Mineral (CFM) which is located in the state of Minas Gerais and has installations close to the Casa de Pedra Mine, CSN’s most important mining asset. With this acquisition, NAMISA has consolidated its position in the national and international iron ore markets, with expected sales of up to 11.5 million tonnes in 2008 and up to 14 million in 2009.

- CSN’s shares have appreciated substantially in 2007, moving up 54.7% in the first half, well above the 22.3% recorded by the Ibovespa index. The Company’s ADRs (SID), traded on the New York Stock Exchange, did even better, appreciating by an exceptional 72.5% in the 1H07, considerably higher than 7.6% recorded by the Dow Jones index in the same period.

Consolidated Highlights				2Q07 X 2Q06	2Q07 X 1Q07
	2Q06	1Q07	2Q07	(Chg%)	(Chg%)

Crude Steel Production	393	1,321	1,338	240.5%	1.3%

Sales Volume (thousand t)	933	1,195	1,423	52.5%	19.1%

Domestic Market	687	719	911	32.6%	26.7%
Exports	246	476	512	108.1%	7.6%
Net Revenue per unit (R$/t)	1,706	1,781	1,769	3.7%	-0.7%

Financial Data (RS MM)
Net Revenue	1,918	2,485	2,975	55.1%	19.7%
Gross Profit	436	1,008	1,296	197.2%	28.6%
EBITDA	477	1,015	1,282	168.8%	26.3%
EBITDA Margin	24.8%	40.9%	43.1%	18.3 p.p	2.2 p.p
Net Profit (R$ MM)	409	763	952	132.8%	24.8%

Net Debt (R$ MM)	6,048	6,050	5,472	-9.5%	-9.6%

Economic and Steel Scenario

In the 2Q07, the Brazilian Central Bank reduced the basic interest rate (SELIC) by 0.75 p.p., from 12.75% to 12.0% . The current rate is 11.5% p.a. Also in the 2Q07, the Real appreciated by 6.1% against the US dollar.

The Central Bank’s Focus Report presented the following 2007 estimates for the country’s leading economic indicators:

  GDP of 4.5%;
  Industrial production of 4.5%;
  IPCA consumer price index of 3.7%
  SELIC of 10.75% (end of year);
  Real X Dollar exchange rate of R$ 1.90 (end of year).

- BRAZIL

The Brazilian flat steel market did exceptionally well in the 2Q07, with sales volume moving up 13.9% over the previous quarter and 15.6% , year-on-year. Growth in the construction, automotive, capital goods, semi-finished and home appliance sectors was particularly marked.

The construction sector was one of the main period drivers, thanks to the expansion of bank credit, in turn triggered by the gradual reduction in basic interest rates, the extension of loan terms in general and the increased legal security of contracts.

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The distribution sector also did well, retaining its position as the leading consumer of Brazilian steel, given that it is directly influenced by the other productive sectors.

Capital goods were yet another highlight, especially agricultural and road-building equipment. Following two years of modest growth, Brazilian agribusiness is beginning to recover, fueled by strong global demand for grains and ethanol.

Flat steel demand is expected to remain heated throughout the 3Q07, due to the continuing gradual reduction in local interest rates coupled with the stable currency, both of which associated with growth incentives generated by the “public and private investment” program (PAC), and in line with previous forecasts.

- INTERNATIONAL MARKET

The 2Q07 international scenario was marked by the following events:

  A reduction in US steel demand, due to the less aggressive performance of the automotive, home appliance and, especially, construction industries;
  Probable price stability in most European countries, following the rapid series of increases at the beginning of 2007, with a possible recovery in the final quarter of the year;
  The imposition of export taxes on hot-rolled products by the Chinese government, following on from its introduction of a local export licensing regime, which led to a slight reduction in local prices.

Global momentum remains solid, including strong demand, excellent pricing, and higher raw materials and logistics costs.

- USA

US steel production has been moving up since the beginning of 2007. Together with the weaker performance of the main steel consuming sectors (automotive, home appliance and construction), this has led to an imbalance between supply and demand, in turn weakening the industry’s bargaining power with buyers. As a result of all these factors, flat steel prices were jeopardized.

The 3Q07 should see a higher demand coupled with a recomposition of service-center inventories, which are currently at relatively low levels.

Potential impacts from slightly weaker domestic demand are offset by the weaker dollar, which is creating increased export opportunities.

EUROPE

Following the rapid hikes at the beginning of 2007, prices are expected to remain stable in most European countries in the short term, with a probable recovery in the final quarter.

Thanks to the increase in imports from China, European inventories have moved up and this trajectory is expected to continue throughout the 3Q07, a period when consumption tends to fall due to the region’s vacation season. This combination of higher stocks and reduced seasonal demand should continue to exert downward pressure on 3Q07 prices.

However, this effect is likely to dissipate as of the final quarter due to the reduction in available stocks and the upturn in seasonal demand.

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ASIA

In June 2007, the Chinese government imposed a 5% export tax on hot-rolled exports. This announcement came after Chinese steel exports had been subjected to mandatory licensing procedures. These two factors triggered a short-term supply-and-demand imbalance in China, leading to a slight drop in local steel prices.

In the coming three months, the construction and automotive industries should continue to drive Asian demand. Prices are expected to recover in the final quarter, provided Chinese exports to Europe pick up.

Production

Second-quarter crude steel production totaled 1.3 million tonnes, 240% up on the same period in 2006 and in line with the previous quarter. It is also worth noting that inventories of slabs and coils acquired from third parties following the accident in January 2006 to the equipment adjacent to the Blast Furnace 3 at higher prices than our own production costs, were entirely exhausted this quarter.

						2Q07 x 2Q06	2Q07 x 1Q07
Production (in thousand t)	2Q06	1Q07	2Q07	1H06	1H07	(Chg.%)	(Chg.%)
Crude Steel (P Vargas Mill)	393	1.321	1.338	933	2.659	240%	1%
Purchased Slabs from Third Parties	529	24	-	616	24	-	-

Total Crude Steel	922	1.345	1.338	1.549	2.683	45%	-

Rolled Products * (UPV)	815	1.171	1.305	1.566	2.476	60%	11%

Total Rolled Products	815	1.171	1.305	1.566	2.476	60%	11%

* Products delivered for sale, including shipments to CSN Paraná and GalvaSud.

Output of rolled steel from the Presidente Vargas plant also came to 1.3 million tonnes in the second quarter, 11% more than in the 1Q07 and 60% up year-on-year. The growth over the 1Q07 was particularly significant, given that both periods reflect normal production levels. The following chart shows output per product in the 2Q07 compared to previous quarters.

Rolled Product Output - Presidente Vargas Mill (thousand t)

Production Costs (parent company)

The total production cost came to R$ 1.15 billion in the second quarter, R$ 41 million, or 3%, down on the 2Q06 due to a combination of factors. On the one hand, there was an increase in virtually all the variable cost items (raw materials, labor, fuel and maintenance) due to BF3’s return to full production in the Presidente Vargas plant. However, this was more than offset by the non-use of slabs acquired from third parties, underlining CSN’s cost competitiveness. The main cost variations were as follows:

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  Raw materials: a total reduction of R$ 253 million, triggered by the return to full production in the Presidente Vargas plant. The main factor was the non-use of slabs acquired from third parties, which alone lowered costs by R$ 467 million. On the other hand, the resumption of internal production also pushed up total raw material costs by R$ 215 million, mainly from coal and coke (R$ 63 million), iron ore (R$ 46 million), zinc, aluminum and tin (R$ 60 million) and others (R$ 46 million);

  Maintenance and services: an increase of R$ 134 million, essentially due to the R$ 92 million growth in expenses from installation and equipment maintenance;

  Labor, fuel and others: an increase of R$ 78 million, due to the resumption of normal production in the Presidente Vargas plant, R$ 16 million of which from fuel and electric power, R$ 7 million from labor, R$ 17 million from depreciation (due to the revaluation of the Company’s assets in the 2Q07) and R$ 38 million from other inputs and suppliers;

Production costs in the first half climbed by R$ 253 million over the 1H06, also due to the production recovery at Presidente Vargas. The main period variations were as follows:

  Raw materials: a total reduction of R$ 57 million, basically due to the growing reduction in the use of third-party slabs in the 1H07, which alone reduced raw material costs by R$ 524 million. However, the resumption of internal production pushed up the consumption of production-related raw materials, primarily coal and coke (R$ 145 million), iron ore (R$ 84 million), zinc, aluminum and tin (R$ 143 million) and other raw materials used in the process as a whole (R$ 95 million);

  Maintenance and services: an increase of R$ 169 million, most of which from the R$ 95 million upturn in expenses from installation and equipment maintenance;

  Labor, fuel and others: an increase of R$ 141 million, due to the resumption of normal production in the Presidente Vargas plant which, clearly, led to higher consumption of fuel and electricity, whose costs moved up by R$ 21 million. For the same reason, labor costs rose by R$ 10 million, other inputs by R$ 83 million and depreciation by R$ 27 million, due to the revaluation of the Company’s assets in the 2Q07.

The return to full production at Presidente Vargas allowed CSN to reduce its quarterly unit production cost by 33%, from R$ 1,301/t in the 2Q06 to R$ 868/t in the 2Q07. The reduction over the previous quarter (R$ 894/t) came to 3%. The first-half unit production cost fell by 35%, from R$ 1,358/t in the 1H06 to R$ 881/t.

In the particular case of slabs, production costs returned to their historical level of around US$ 260/t.

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Sales

Total Sales Volume

CSN recorded total 2Q07 sales volume of 1.42 million tonnes, 19% up on the 1Q07.Volume increased by 53% over the 2Q06, when the supply of products was badly affected by the accident to equipment adjacent to BF3. First-half volume climbed 36% year-on-year.

Domestic Market

Domestic market sales volume stood at 911,000 tonnes in the 2Q07, 27% more than in the previous quarter, thanks to heated demand in the second quarter. Volume moved up 33% over the 2Q06.

Export Market

Export volume in the second quarter of 2007 totaled 512,000 tonnes, 8% morethan in the 1Q07 and a substantial 108% higher than the second quarter of 2006. The big year-on-year upturn was due to demand in the global steel markets and the restrictions on sales in the 2Q06 caused by the accident to BF3. At that time, the Company prioritized the domestic market, leading to a reduction in exports.

Market Share and Product Mix (*)

In the 2Q07, CSN expanded its share of the domestic flat steel market (hot-rolled, cold-rolled, galvanized steel and tin mill products) to 35%, an improvement over the 33% recorded in the 1Q07, basically due to the following factors:

  Civil Construction, in which CSN retained a 51% share in the 2Q07, was one of the main divers behind the 6 p.p. increase in the Company’s market share over the 2Q06. While the civil construction market expanded by 23%, CSN’s share of the segment increased by 41%. Demand also moved up for higher added-value products, such as Galvalume and pre-painted material, of which CSN is Brazil’s sole producer;

  In the distribution sector, CSN’s share rose from 41% in the 2Q06 to 47% in 2Q07, confirming its leadership. The Company’s growth in this segment was more than 18%, while the market shrank by 3% in the same period. It is also worth pointing out that CSN’s subsidiary, INAL, is Brazil’s biggest flat steel distributor;

  CSN held a 21% share of the auto-parts segment in the 2Q07, 5 p.p. more thanin the 2Q06 thanks to a 40% increase in CSN sales, versus the market overall increase of 32% in the same period.

As for the product mix, coated products accounted for more than 49% of product sales 2Q07.

(*) Source: CSN and Brazilian Steel Institute (IBS)

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Prices

Average 2Q07 prices remained stable over the previous quarter on both the domestic and international markets. In comparison with the 2Q06, prices moved up by close to 10% in local currencies. The increases announced in the 1Q07 and 2Q07 should be fully reflected in the 3Q07 result.

Domestic market prices rose by more than 10% year-on-year for all products, applied between May and June 2007, except for metallic sheets. In comparison with the 1Q07, average prices remained stable due to increased demand from sectors making intensive use of uncoated products, so that the “mix effect” offset the price adjustments.

As for exports, Chinese products continue to affect prices worldwide, especially in the USA and Europe. In fact, prices remained flat, with no hikes and a reduced number of transactions. CSN managed to maintain its prices stable in Brazilian Reais, despite the increase in international freight charges and the Brazilian Real appreciation.

In the 3Q07, domestic prices are expected to remain unchanged accompanied by a gradual recovery on the international front.

Mining

Casa de Pedra

Located in the municipality of Congonhas, in Minas Gerais, the Casa de Pedra mine supplies all of CSN’s iron ore needs. It produces lump ore, sinter-feed, pellet-feed and hematite (“hematitinha”), all of which with a high iron ore content and superior physical properties. Casa de Pedra is classified as a world-class mine thanks to its extensive mineral reserves and, more importantly, the high degree of purity of its ore (up to 68% Fe).

Casa de Pedra’s proven and probable reserves, audited by Golder Associates S.A, currently total 1.631 billion metric tonnes with an average purity of 47% of Iron. Extraction, crushing and screening are carried out on-site. The mine has an annual installed extraction capacity of 16 million tonnes per year.

Arcos

The Arcos mine is responsible for supplying CSN’s fluxes (limestone and dolomite), which are transported to Volta Redonda via the Centro Atlântica Railway. As with Casa de Pedra, its ore is of exceptional quality. Not only does it have one of the largest limestone reserves in the world, but its limestone is considered the best in Brazil for metallurgical use. The mine is located in Pedreira da Bocaina, in the municipality of Arcos, Minas Gerais.

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Nacional Minérios S.A (“NAMISA”)

Nacional Minérios S.A. (“NAMISA”), a wholly-owned CSN subsidiary, was created in November 2006 with the aim of consolidating the group’s mining operations. At the beginning of 2007, with the conclusion of the first expansion phase of the port terminal in Itaguaí (RJ) – which allowed CSN to handle and export iron ore - the first ship was loaded at this terminal with ore from NAMISA, marking the group’s first entry into the international iron ore market.

- PRODUCTION

Casa de Pedra produced 4.187 million tonnes in the 2Q07, giving 7.848 million tonnes in the first half. Sinter-feed, the main product sent to the Presidente Vargas plant, accounted for 52% of the total. Lump ore and pellet-feed accounted for 21% and 20%, respectively, and hematite for 7%.

The Presidente Vargas plant absorbed 1.983 million tonnes in the quarter and 3.783 million tonnes year-to-date. In the steel production process, consumption is in the order of 1.5 tonnes of ore for each tonne of crude steel produced.

Casa de Pedra Production (in thousand t)

Product	1Q07	2Q07	1H07
Lump Ore	781	873	1,654
Sinter Feed	1,895	2,161	4,055
Pellet Feed	759	856	1,615
Hematite	226	297	524

Total	3,661	4,187	7,848

- SALES

Sales volume of iron ore amounted to 2.082 million tonnes in the 2Q07 and 3.228 million tonnes in the 1H07. The domestic market absorbed 54% of the first-half total, equivalent to 1.731 million tonnes, while exports accounted for 46%, equivalent to almost 1.5 million tonnes (1.497 million).

- INVENTORIES

At the close of the 2Q07, Casa de Pedra’s iron ore inventories totaled around 9.5 million tonnes. With the operational start-up of the second phase of the Itaguaí iron ore terminal, with an estimated capacity of 30 million tonnes per year as of February 2008, these inventories, together with CSN and NAMISA’s expected 2008 production, will allow CSN to operate its terminal at full capacity.

Net Revenue

In comparison with the 1Q07, the price effect, coupled with the increase in domestic and international sales volume, led to total 2Q07 net revenue of R$ 2.975 billion. In year-on-year terms, net revenue increased by 55% due to the price and volume trends previously mentioned.

Net Revenue	STEEL			MINING *			OTHERS	TOTAL

	Domestic	Exports	Total	Domestic	Exports	Total
Volume (thousand tonnes)	911	512	1,423	949	1,133	2,082	-	-
Net Revenue (R$ MM)	1,716	802	2,518	63	95	158	299	2,975

* Including only iron ore figures.

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Net Revenue (R$ MM)

Other Operating Revenue and Expenses

CSN’s 2Q07 operating revenues and expenses totaled R$ 378 million, R$ 595 million up year-on-year, chiefly due to the non-recurring booking of R$ 493 million in provisions for lost earnings in the 2Q06, registered under “Other Operating Revenue”. In addition, selling expenses moved up by around R$ 88 million due the resumption of full production in the Presidente Vargas plant.

In relation to the 1Q07, operating revenues and expenses increased by R$ 217 million, primarily due to non-recurring revenue of R$ 122 million in the 1Q07 from the break-up fee related to CSN’s participation in the Corus auction, deducted from the corresponding expenses.

As for the lost earnings related with the BF3 accident last year, until now, CSN has received R$ 515 million in advances from the insurers, R$ 39 million of which in the 1Q07 and the rest in 2006.

The Company expects to receive a total of between US$ 600 million and US$ 650 million from the insurers, including the amount already advanced.

EBITDA

CSN recorded EBITDA of R$ 1,282 million in the 2Q07, 26% up on the previous quarter and 169% more than in the 2Q06, evidence of the gradual recovery along the quarters.

The 2Q07 EBITDA margin stood at 43%, around 8 p.p. higher than the average for 2006 and 2 p.p. more than in the 1Q07. In June 2007, the parent company’s EBITDA margin reached 52.5%, one of the highest in its history.

It is important to note that, unlike in previous quarters, the 2Q07 margin was no longer impacted by the costs of slabs acquired from third parties

Year-to-date EBITDA totaled R$ 2,297 million, 82% up on the 1H06.

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EBITDA (R$ MM) and EBITDA Margin (%)

Financial Result and Indebtedness

The 2Q07 net financial result was a positive R$ 391 million, versus a negative R$ 101 million in the 2Q06, representing an improvement of R$ 492 million. In comparison with the positive R$ 54 million recorded in the 1Q07, the improvement came to R$ 337 million.

The huge year-on-year improvement was primarily due to:

  The reversal of R$ 328 million in provisions for PIS/COFINS taxes related to a judicial dispute regarding the legality of Law 9.718/99 (amplification of the taxable base);
  The appreciation of the Real against the US dollar, which generated a positive exchange variation of R$ 159 million;
  Gains from the company’s own treasury operations.

Indebtedness (in R$ MM) and Net Debt / EBITDA * Ratio (in times)

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Net debt totaled R$ 5,472 million at the close of the 2Q07, substantially less than the R$ 6,050 million recorded at the end of the previous quarter. As a result, the Net Debt/EBITDA ratio continued on the downward trajectory in place since 2006, falling from 1.74x, in December 2006, to 1.56x in March 2007 and 1.29x at the end of June 2007.

Non-operating Revenue / Expenses

The Company’s 2Q07 non-operating result was in line with the 2Q06 figure but R$ 180 million down in comparison with the previous quarter, due to non-recurring revenue of R$ 182 million in the 1Q07 from the sale of CSN’s 3.8% stake in Corus Group PLC.

Income Taxes

Consolidated second-quarter income and social contribution taxes totaled R$ 329 million, primarily due to increased taxable income, as explained by the variations dealt with above.

Net Income

CSN’s Net Income in the 2Q07 totaled R$ 952 million, R$ 543 million higher than in the second quarter of 2006. The main variations contributing to this improved performance were as follows:

  The increase in production led to an upturn in operating expenses: R$ 105 million in SG&A expenses plus a R$ 211 million increase in income and social contribution taxes. The bottom line of 2Q06 was also strongly impacted by the non recurrent booking of R$ 493 million in provisions for lost earnings under “Other Operating Revenue”;
  These negative variations though were more than offset by the increase of R$ 860 million in gross profit, due to the resumption of full production in the Presidente Vargas steel mill, coupled with the R$ 492 million improvement in the Net Financial Result.

Net income in the 2Q07 (R$ 952 million) was 25% up on the R$ 763 million recorded in the 1Q07, basically due to:

  The resumption of full production also led to a R$ 93 million increase in operating expenses (SG&A expenses) and a R$ 39 million rise in income and social contribution taxes. The 1Q07 result was also positively affected by the booking of non-recurring revenue amounting to R$ 304 million from the break-up fee related to CSN’s participation in the Corus auction and the sale of CSN’s minority 3.8% stake in the latter company;
  These variations were also more than compensated by the increase of R$ 288 million in gross profit, due to the resumption of full production in the Presidente Vargas plant, plus a R$ 337 million improvement in the Net Financial Result.

Capex

CSN invested R$ 308 million in the 2Q07, resulting in a first-half total of R$ 542 million. The parent company absorbed R$ 201 million of the second-quarter total, most of which went to the expansion of the Casa de Pedra mine and the port of Itaguaí, as well as equipment maintenance and repairs. Investments in subsidiaries totaled R$ 107 million and were concentrated in MRS Logística, the Company’s new cement plant and the container terminal (TECON), as detailed below:

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- Expansion of the Casa de Pedra iron ore mine: R$ 95 million;

- Maintenance and repairs: R$ 25 million;

- Expansion of the port of Itaguaí: R$ 16 million.

- MRS (transportation and logistics): R$ 46 million;

- CSN Cimentos: R$ 24 million;

- TECON: R$ 13 million.

The remainder went to smaller maintenance and technological projects designed to improve the operational efficiency of the Company and its subsidiaries.

Working Capital

On June 30, 2007, working capital invested in the business totaled R$ 2.1 billion, 23% up on the end of the 1Q07. The variation was mainly due to the substantial R$ 369 million increase in “Cash and Cash Equivalents” in the second quarter. The decrease in the “Suppliers” line was offset by the increase in “Taxes Payable” recorded a decrease, but this had very little impact on the amount effectively generated.

In terms of turnover ratio, the average 2Q07 supplier payment period fell to 70 days, versus the 90-day average in recent quarters, returning to levels observed prior to the accident, in January 2006. The average client payment and inventory periods remained stable over recent quarters, of at 31 days and 145 days, respectively.

			R$ MM

WORKING CAPITAL	1Q07	2Q07	Chg.(%)
Assets	3,826	4,294	(468)

Cash	78	447	(369)
Accounts Receivable	1,072	1,153	(81)
- Domestic Market	754	794	(40)
- Export Market	428	469	(41)
- Allowance for Debtful	(110)	(110)	0
Inventory	2,457	2,542	(85)
Advances to Suppliers	219	152	67

Liabilities	2,100	2,166	(66)

Suppliers	1,449	1,235	214
Salaries and Social Contribution	144	173	(29)
Taxes Payable	458	648	(190)
Advances from Clients	49	110	(61)

Working Capital	1,726	2,128	(402)

TURN OVER RATIO
Average Periods	1Q07	2Q07	Chg.(%)
Receivables	31	31	0
Supplier Payment	88	70	18
Inventory Turnover	150	145	5

Capital Market

CSN’s shares have appreciated substantially in 2007, moving up 54.7% in the first half, well above the 22.3% recorded by the Ibovespa index, and by 12.3% in the second quarter, versus the Ibovespa’s 18.7% .

The Company’s ADRs (SID), traded on the New York Stock Exchange, did even better, appreciating by an exceptional 72.5% in the 1H07 and by 20.7% in the 2Q07, considerably higher than the 7.6% and 8.5%, respectively, recorded by the Dow Jones index in the same periods.

Daily traded volume on the BOVESPA also performed well, increasing from R$ 38.3 million at the end of 2006 to more than R$ 70.7 million in the 2Q07. Similarly, ADR traded volume on the NYSE increased by approximately 86% in the same period, rising from US$ 24.1 million to US$ 44.8 million per day.

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Capital Markets - CSNA3 / SID / IBOVESPA

	4Q06	1Q07	2Q07
N# of shares	272,067,946	272,067,947	272,067,947

Market Capitalization
Closing price (R$/share)	64.50	88.85	99.80
Closing price (US$/share)	29.98	42.84	51.72
Market Capitalization (R$ million)	17,548	24,173	27,152
Market Capitalization (US$ million)	8,208	11,792	14,098

Variation
CSNA3 (%)	4.0	37.8	12.3
SID (%)	5.5	42.9	20.7
Ibovespa - index	44,473	45,804	54,392
Ibovespa - variation (%)	22.0	3.0	18.7

Volume
Average daily (n# of shares)	585,453	979,193	847,534
Average daily (R$ Thousand)	38,266	72,710	70,749
Average daily (n# of ADR´s)	792,474	1,073,605	1,075,380
Average daily (US$ Thousand)	24,130	38,595	44,780

Source: Economática

The Annual Shareholders’ Meeting of April 30, 2007, approved the payment of dividends and interest on equity relative to 2006 in the amount of R$1.4 billion, R$415 million and R$333 million of which having been paid on June 30, 2006 and August 9, 2006, respectively as advances on dividends, pursuant to the resolutions of the Board of Directors.

The remaining R$ 685 million would have been paid on May 9, 2007, but payment was temporarily suspended as a result of a federal court decision regarding IPI (federal VAT) credits on exports.

CSN believes that the suspension will be lifted in the near future.

13

Recent Developments

On July 20, 2007, NAMISA, a wholly-owned CSN mining subsidiary, acquired Companhia de Fomento Mineral (CFM) which is located in the state of Minas Gerais and has installations close to the Casa de Pedra Mine, CSN’s most important mining asset. The acquisition is worth up to US$ 440 million, US$ 100 million of which was paid upon the signature of the purchase agreement and a further US$ 250 million on August 1, 2007. The remaining US$ 90 million may be paid in four installments within two years upon fulfillment of certain conditions in the purchase agreement. All the funds to acquire CFM were obtained through financing from third parties.

CFM possesses several iron ore mines and operates iron ore processing facilities in the same region. The company sold around 3.6 million tonnes of iron ore in 2006 and approximately 2.7 million tonnes in the 1H07. Following the expansion of its production capacity, annual sales should reach 8 million tonnes in 2008, rising to 12 million by 2010.

With this acquisition, NAMISA has consolidated its position in the national and international iron ore markets, with expected sales of up to 11,5 million tonnes in 2008 and up to 14 million in 2009.

* * *

14

Stock & Steel Event 2Q07 Webcast - São Paulo

CSN is pleased to invite you to join the STOCK & STEEL Webcast Event for the disclosure of our 2Q07 results at the following time and venue:

Portuguese Presentation with Simultaneous Translation into English August 16, 2007 – Thursday 07:30 a.m. (NY Time) 08:30 a.m. (Brasilia Time)

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex comprising investments in infrastructure and logistics whose operations include captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5.6 million tons of crude steel and consolidated gross revenues of R$ 11 billion in 2005, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. It is also one of the world’s most profitable steelmakers.;

EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization. EBITDA should not be regarded as an alternative to net income (loss) as an indicator of CSN’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considers EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by Brazilian Accounting Principles (Brazilian Corporate Law or BR GAAP) or US Accounting Principles (US GAAP)and other companies may define and calculate it differently.

Net debt as presented is used by CSN to measure our financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

15

INCOME STATEMENT
CONSOLIDATED - Corporate Law - In Thousand of R$

	2Q 2006	1Q 2007	2Q 2007	1H 2006	1H 2007
Gross Revenue	2,413,126	3,078,691	3,686,855	4,821,983	6,765,546
Gross Revenue deductions	(494,924)	(594,009)	(712,089)	(950,834)	(1,306,098)
Net Revenues	1,918,202	2,484,682	2,974,766	3,871,149	5,459,448
Domestic Market	1,508,637	1,682,041	2,044,087	2,853,825	3,726,128
Export Market	409,565	802,641	930,679	1,017,324	1,733,320
Cost of Good Sold (COGS)	(1,481,707)	(1,476,874)	(1,678,475)	(2,698,490)	(3,155,349)
COGS, excluding depreciation	(1,263,440)	(1,243,878)	(1,410,638)	(2,247,095)	(2,654,516)
Depreciation allocated to COGS	(218,267)	(232,996)	(267,837)	(451,395)	(500,833)
Gross Profit	436,495	1,007,808	1,296,291	1,172,659	2,304,099
Gross Margin (%)	22.8%	40.6%	43.6%	30.3%	42.2%
Selling Expenses	(90,282)	(139,579)	(178,077)	(201,224)	(317,656)
General and andminstrative expenses	(87,949)	(86,099)	(103,745)	(158,833)	(189,844)
Depreciation allocated to SG&A	(13,121)	(12,961)	(14,096)	(25,873)	(27,057)
Other operation income (expense), net	408,398	77,645	(82,517)	544,653	(4,872)
Operating income before financial equity interests	653,541	846,814	917,856	1,331,382	1,764,670
Net Financial Result	(101,138)	54,163	390,960	(207,772)	445,124
Financial Expenses	(238,431)	(337,315)	32,443	(582,237)	(304,872)
Financial Income	51,633	194,460	91,216	28,270	285,676
Net monetary and forgain exchange variations	85,660	197,018	267,301	346,195	464,320
Equity interest in subsidiary	(24,571)	(27,751)	(27,485)	(35,360)	(55,236)
Operating Income (loss)	527,832	873,226	1,281,331	1,088,250	2,154,558
Non-operating income (expenes), Net	(363)	180,241	128	(162)	180,369
Income Before Income and Social Contribution Taxes	527,469	1,053,467	1,281,459	1,088,088	2,334,927
(Provision)/Credit for Income Tax	81,436	(247,559)	(255,399)	(78,067)	(502,958)
(Provision)/Credit for Social Contribution	(5,209)	(67,212)	(119,349)	(55,317)	(186,561)
Deferred Income Tax	(177,244)	18,297	12,526	(182,769)	30,823
Deferred Social Contribution	(16,988)	5,910	32,936	(22,053)	38,846

Net Income (Loss)	409,464	762,903	952,173	749,882	1,715,077

EBITDA*	476,531	1,015,126	1,282,306	1,263,997	2,297,432
EBITDA Margin (%)	24.8%	40.9%	43.1%	32.7%	42.1%
Adjusted EBITDA	924,125	1,015,126	1,282,306	1,871,870	2,297,432
Adjusted EBITDA Margin	48.2%	40.9%	43.1%	48.4%	42.1%

16

INCOME STATEMENT
PARENT COMPANY - Corporate Law - In Thousand of R$

	2Q 2006	1Q 2007	2Q 2007	1H 2006	1H 2007
Gross Revenues	1,801,541	2,431,278	2,870,884	3,673,720	5,302,162
Gross Revenues deductions	(405,611)	(482,279)	(594,929)	(773,103)	(1,077,208)
Net Revenus	1,395,930	1,948,999	2,275,955	2,900,617	4,224,954
Domestic Market	1,255,470	1,452,456	1,768,845	2,359,143	3,221,301
Export Market	140,460	496,543	507,110	541,474	1,003,653
Cost of Good Sold (COGS)	(1,157,006)	(1,180,380)	(1,244,178)	(2,160,246)	(2,424,557)
COGS, excluding depreciation	(970,833)	(987,839)	(1,014,034)	(1,768,963)	(2,001,872)
Depreciation allocated to COGS	(186,173)	(192,541)	(230,144)	(391,283)	(422,685)
Gross Profit	238,924	768,619	1,031,777	740,371	1,800,397
Gross Margin (%)	17.1%	39.4%	45.3%	25.5%	42.6%
Selling Expenses	(59,682)	(66,926)	(79,525)	(123,344)	(146,451)
General and andminstrative expenses	(61,731)	(54,015)	(74,631)	(110,081)	(128,646)
Depreciation allocated to SG&A	(6,091)	(5,874)	(6,238)	(11,860)	(12,113)
Other operation income (expense), net	434,305	(38,622)	(64,051)	564,370	(102,673)
Operating income before financial equity interests	545,725	603,182	807,332	1,059,456	1,410,514
Net Financial Result	(130,820)	(94,744)	402,298	(281,253)	307,553
Financial Expenses	(140,516)	(274,762)	86,740	(411,935)	(188,022)
Financial Income	(11,477)	(105,257)	(217,287)	(352,068)	(322,544)
Net monetary and forgain exchange variations	21,173	285,275	532,845	482,750	818,119
Equity interest in subsidiary	25,373	487,695	79,012	108,321	566,707
Operating Income (loss)	440,278	996,133	1,288,642	886,524	2,284,774
Non-operating income (expenes), Net	(130)	(1,023)	2	(26)	(1,021)
Income Before Income and Social Contribution Taxes	440,148	995,110	1,288,644	886,498	2,283,753
(Provision)/Credit for Income Tax	111,187	(159,445)	(241,189)	(11,698)	(400,633)
(Provision)/Credit for Social Contribution	3,716	(56,538)	(105,988)	(37,331)	(162,526)
Deferred Income Tax	(170,282)	(18,130)	4,742	(156,522)	(13,388)
Deferred Social Contribution	(14,480)	(7,509)	30,219	(12,630)	22,710

Net Income (Loss)	370,289	753,488	976,427	668,317	1,729,915

EBITDA*	303,684	840,219	1,107,765	898,229	1,947,985
EBITDA Margin (%)	21.8%	43.1%	48.7%	31.0%	46.1%
Adjusted EBITDA	751,278	840,219	1,107,765	1,506,102	1,947,985
Adjusted EBITDA Margin	53.8%	43.1%	48.7%	51.9%	46.1%

Additional Information

Advanced Dividends and Interest on Equity

Proposed Dividends and Interest on Equity	46,698	31,990	42,753	90,494	74,743

Number of Shares** - thousands	257,413	256,490	256,490	257,413	256,490

Earnings Loss per Share - R$	1.44	2.94	3.81	2.60	6.74

* EBITDA = Gross income excluding selling, general and adminstrative expenses added to depreciation, amortization and exhaustion.
** Excluding shares held in treasury

17

BALANCE SHEET
Corporate Law - thousands of R$

	Consolidated		Parent Company
	6/30/2007	3/31/2007	6/30/2007	3/31/2007
Current Assets	8,666,002	9,320,158	5,250,680	5,595,840
Cash and Cash Equivalents	446,567	77,557	37,184	11,679
Marketable securities	2,727,109	3,109,332	148,994	984,256
Trade Accounts Receivable	1,152,571	1,072,263	1,402,591	1,529,199
Inventory	2,541,889	2,457,460	1,718,993	1,684,581
Insurance claims	408,421	408,421	408,421	408,421
Deffered Income Tax and Social Contribution	438,213	442,888	314,278	330,229
Other	951,232	1,752,237	1,220,219	647,475
Non-Current Assets	17,209,194	16,444,423	20,528,376	19,807,126
Long-Term Assets	1,912,624	2,008,170	1,640,673	1,832,579
Investments	220,575	250,177	6,252,607	5,833,417
PP&E	14,847,034	13,937,450	12,484,375	11,976,389
Deferred	228,961	248,626	150,721	164,741

TOTAL ASSETS	25,875,196	25,764,581	25,779,056	25,402,966

Current Liabilities	3,994,960	4,287,853	4,388,496	5,369,771
Loans and Financing	710,431	960,063	1,141,688	1,919,879
Suppliers	1,235,209	1,448,748	976,461	1,280,978
Taxes and Contributions	952,312	811,422	722,368	586,777
Dividends Payable	738,576	718,175	738,576	718,175
Other	358,432	349,445	809,403	863,962
Non-Current Liabilities	13,504,987	14,688,350	12,898,019	13,151,800
Long-term Liabilities	13,499,833	14,683,127	12,898,019	13,151,800
Loans and Financing	8,044,555	8,418,182	7,559,511	6,864,729
Provisions for contingencies	2,919,770	3,876,492	2,850,819	3,802,515
Deferred Income and Social Contributions Taxes	2,133,525	1,991,781	2,025,724	1,971,800
Other	401,983	396,672	461,965	512,756
Future Period Results	5,154	5,223	-	-
Shareholders' Equity	8,375,249	6,788,378	8,492,541	6,881,395
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	30	30	30	30
Revaluation Reserve	4,751,113	4,147,003	4,751,113	4,147,003
Earnings Reserve	896,508	920,783	1,013,800	1,013,800
Treasury Stock	(743,430)	(743,430)	(743,430)	(743,430)
Retained Earnings	1,790,081	783,045	1,790,081	783,045

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	25,875,196	25,764,581	25,779,056	25,402,966

18

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law - thounsands of R$

	2Q 2006	1Q 2007	2Q 2007	1H 2006	1H 2007
Cash Flow from Operating Activities	489,166	398,397	963,804	637,807	1,362,201
Net Income for the period	409,464	762,903	952,174	749,882	1,715,077
Net exchange and monetary variations	(52,701)	(241,389)	(329,584)	(515,155)	(570,973)
Provision for financial expenses	258,028	209,951	179,853	443,947	389,804
Depreciation, exhaustion and amortization	231,389	245,957	281,933	477,267	527,890
Fixed assets write-off	21,341		665,435	21,786	665,435
Equity results	24,570	27,750	27,484	35,360	55,234
Deferred income taxes and social contributions	194,230	(24,207)	(45,462)	204,822	(69,669)
Provisions	(824,899)	440,052	(777,581)	(958,996)	(337,529)
Working Capital	227,744	(1,022,620)	9,552	178,894	(1,013,068)
Accounts Receivable	140,733	(803,288)	979,462	443,370	176,174
Inventory	(412,403)	(32,360)	(87,885)	(362,088)	(120,245)
Suppliers	221,297	(119,583)	(213,538)	14,261	(333,121)
Taxes	(35,825)	28,621	212,020	84,489	240,641
Interest Expenses	(225,137)	(233,493)	(156,640)	(376,293)	(390,133)
Others	539,079	137,483	(723,867)	375,155	(586,384)
Cash Flow from Investment Activities	(587,948)	(259,704)	(1,021,910)	(833,227)	(1,281,614)
Investments	(90,748)	(1)	-	(86,420)	(1)
Fixed Assets/Deferred	(497,200)	(259,703)	(1,021,910)	(746,807)	(1,281,613)
Cash Flow from Financing Activities	659,801	187,088	(104,285)	359,200	82,803
Issuances	1,674,924	2,170,629	159,367	2,528,637	2,329,996
Amortizations	(214,588)	(1,916,033)	(241,448)	(393,577)	(2,157,481)
Dividends/Interest on own capital	(800,535)	(799)	(22,205)	(1,736,750)	(23,004)
Shares in treasury	-	(66,709)	1	(39,110)	(66,708)

Free Cash Flow	561,019	325,781	(162,391)	163,780	163,390

19

NET FINANCIAL RESULT
CONSOLIDATED - Corporate Law - thounsands of R$

	2Q 2006	1Q 2007	2Q 2007	1H 2006	1H 2007
Financial Expenses	(238,431)	(337,315)	32,443	(582,237)	(304,872)
Loans and financing	(242,638)	(209,951)	(179,853)	(443,947)	(389,804)
Local currency	54,887	(57,115)	(47,308)	(110,352)	(104,423)
Foreign currency	(297,525)	(152,836)	(132,545)	(333,595)	(285,381)
Taxes	59,709	(93,138)	238,544	(134,791)	145,406
Other financial expenses	(55,502)	(34,226)	(26,248)	(3,499)	(60,474)

Financial Income	51,633	194,460	91,216	28,270	285,676
Income from cash investments	95,744	76,891	39,992	135,804	116,883
Gains/Losses in derivative operations	(58,769)	99,137	15,418	(142,137)	114,555
Other income	14,658	18,432	35,806	34,603	54,238

Exchange and monetary variations	85,660	197,018	267,301	346,195	464,320
Net monetary change	(24,933)	(6,056)	(2,059)	(33,330)	(8,114)
Net exchange change	110,593	203,074	269,360	379,525	472,434
Net Financial Result	(101,138)	54,163	390,960	(207,772)	445,124

NET FINANCIAL RESULT
Parent Company - Corporate Law - thousands of R$

	2Q 2006	1Q 2007	2Q 2007	1H 2006	1H 2007
Financial Expenses	(140,516)	(274,762)	86,740	(411,935)	(188,022)
Loans and financing	(44,149)	(60,946)	(43,309)	(126,539)	(104,255)
Local currency	(63,102)	(51,581)	(40,869)	(109,743)	(92,450)
Foreing currency	18,953	(9,365)	(2,440)	(16,796)	(11,805)
Transaction with subsidiaries	(146,284)	(100,919)	(91,435)	(204,831)	(192,354)
Taxes	51,734	(88,391)	240,138	(74,870)	151,747
Other financial expenses	(1,817)	(24,506)	(18,654)	(5,695)	(43,160)

Financial Income	(11,477)	(105,257)	(217,287)	(352,068)	(322,544)
Transaction with subsidiaries	(56,048)	(120,854)	(126,001)	(410,179)	(246,855)
Income from cash investments	7,459	3,050	2,985	15,281	6,035
Gains/Losses in derivative operations	31,294	930	(116,959)	26,300	(116,029)
Other income	5,818	11,617	22,688	16,530	34,305

Exchange and monetary variations	21,173	285,275	532,845	482,750	818,119
Net monetary change	(19,754)	(4,819)	(2,940)	(29,224)	(7,759)
Net exchange change	40,927	290,094	535,785	511,974	825,878
Net Financial Result	(130,820)	(94,744)	402,298	(281,253)	307,553

20

SALES VOLUME
Consolidated - Thousand t

	2Q 2006	1Q 2007	2Q 2007	1H 2006	1H 2007
DOMESTIC MARKET	687	719	911	1,292	1,630
Slabs	7	16	23	18	39
Hot Rolled	248	257	382	440	639
Cold Rolled	110	112	150	208	262
Galvanized	177	187	215	337	402
Tin Plate	145	147	141	289	288
EXPORT MARKET	246	476	512	639	988
Slabs	24	105	96	24	201
Hot Rolled	30	33	18	110	51
Cold Rolled	29	41	58	71	99
Galvanized	140	208	248	333	456
Tin Plate	23	89	92	101	181
TOTAL MARKET	933	1,195	1,423	1,930	2,618
Slabs	31	121	119	42	240
Hot Rolled	278	290	400	550	690
Cold Rolled	139	153	208	279	361
Galvanized	316	395	463	670	858
Tin Plate	169	236	233	390	469

21

NET REVENUE PER UNIT
Consolidated - In R$/t

	2Q 2006	1Q 2007	2Q 2007	1H 2006	1H 2007
DOMESTIC MARKET	1,755	1,926	1,884	1,780	1,903
EXPORT MARKET	1,568	1,563	1,563	1,528	1,563
TOTAL MARKET	1,706	1,781	1,769	1,696	1,775
Slabs	709	855	1,012	693	933
Hot Rolled	1,278	1,374	1,461	1,260	1,424
Cold Rolled	1,526	1,573	1,599	1,530	1,588
Galvanized	1,906	2,051	2,029	1,833	2,039
Tin Plate	2,366	2,438	2,319	2,305	2,379

NET REVENUE PER UNIT
Parent Company - In R$/t

	2Q 2006	1Q 2007	2Q 2007	1H 2006	1H 2007
DOMESTIC MARKET	1,647	1,786	1,791	1,657	1,789
EXPORT MARKET	1,317	1,328	1,249	1,236	1,287
TOTAL MARKET	1,605	1,635	1,626	1,553	1,630
Slabs	651	744	913	650	873
Hot Rolled	1,230	1,247	1,385	1,176	1,320
Cold Rolled	1,372	1,418	1,529	1,350	1,477
Galvanized	1,840	2,039	2,044	1,725	2,042
Tin Plate	2,212	2,132	2,060	2,135	2,097

Dollar Exchange Rate
in R$ / US$

	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
End of Period	2,172	2,164	2,174	2,138	2,050	1,926
Change %	-7,2%	-0,4%	0,5%	-1,7%	-4,1%	-6,0%

22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.